

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong

Group Secretariat

18th December 2001



02002939

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 18th December 2001 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 2/7

[Cng/VK/shares-repurchase/jmh2k11218/p3]

Announcement Details

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:49 18 Dec 2001
RNS Number	8681O

Full Announcement Text

RNS Number:8681O
Jardine Matheson Hldgs Ld
18 December 2001

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase: 18th December 2001

Total number of shares repurchased: 46,800 shares

Price paid per share: US$5.75

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

18th December 2001

www.jardines.com

END
